Please Reply to Las Vegas Office

Writer's email: kstein@nevadafirm.com

October 29, 2015

United States Security and Exchange Commission 100 F Street, NE Washington DC 20549 Attn: Daniel Proco

RE:	Capital Art, Inc. Form 10-12G Filed February 10, 2015 File No. 000-55370

Dear Mr. Porco:

Thank you for your letter of October 29, 2015.  As discussed earlier, based on the amount of work, and current 10Q deadline, we would request an additional ten (10) business days from the current ten (10) day deadline of November 12, 2015, to respond, which would be November 30, 2015 (including the Thanksgiving holiday). Please advise me directly if there are any other requirements and/or if you have any questions. I appreciate your time and consideration in this matter. I look forward to completing this matter promptly.

Very truly yours, HOLLEY DRIGGS WALCH FINE WRAY PUZEY & THOMPSON /s/ Kimberly P. Stein Kimberly P. Stein

cc:       Client

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